[Letterhead of Davis Polk & Wardwell]

December 14, 2005

VIA EDGAR SUBMISSION, HAND DELIVERY AND FEDERAL EXPRESS

Mr. Mark P. Shuman

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Ozark Holding Inc.

Registration Statement on Form S-4 filed November 23, 2005

File No. 333-129139

Oracle Corporation

Form 10-K for the Year Ended May 31, 2005

Form 10-Q for the Quarter Ended August 31, 2005

File No. 0-14376

Siebel Systems, Inc.

Form 10-K for the Year Ended December 31, 2004

Form 10-Q for the Quarters Ended March 31, June 30 and September 30, 2005

File No. 0-20725

Dear Mr. Shuman:

On behalf of Ozark Holding Inc. (“New Oracle”), Oracle Corporation (“Oracle”) and Siebel Systems, Inc. (“Siebel Systems”, together with New Oracle and Oracle, collectively, the “Parties”), we have set forth below the Parties’ responses to the comments contained in the comment letter, dated December 9, 2005, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), relating to the Registration Statement on Form S-4 (File No. 333-129139) (the “Proxy Statement/Prospectus”) filed by New

Mr. Mark P. Shuman United States Securities and Exchange Commission	2	December 14, 2005

Oracle on November 23, 2005, the Form 10-K for the Year Ended May 31, 2005 (the “Oracle 10-K”) filed by Oracle, the Form 10-K for the Year Ended December 31, 2004 filed by Siebel Systems and the Form 10-Q for the Quarter Ended September 30, 2005 filed by Siebel Systems.

New Oracle is concurrently filing via EDGAR Amendment No. 2 to the Proxy Statement/Prospectus (“Amendment No. 2”). Amendment No. 2 reflects the Parties’ responses to the Staff’s comments as well as certain updating information and conforming changes. We are also providing courtesy copies of Amendment No. 2 and this letter, including a version of Amendment No. 2 marked to reflect changes from the November 23, 2005 filing, to Barbara C. Jacobs, Chris Davis, Mark Kronforst and Daniel Lee at the Commission.

Registration Statement on Form S-4

1.	Please provide us with the election form when prepared for our review.

Response: The Parties have included the election form as Exhibit 99(e) to Amendment No. 2 in response to the Staff’s comment.

Summary

The Proposed Transaction, page 7

2.	We note your responses to comment nos. 10, 29 and 52 in our letter dated November 15, 2005. Please elaborate here and elsewhere, as appropriate, on your disclosure with respect to the use of your specific transaction structure for tax purposes. In particular, we note that the specific structure for the transaction may likely have played a significant role in the negotiations of the terms of the transaction. Your later disclosure regarding the background of the transaction, however, makes no mention of any discussions regarding the transaction structure. Please provide additional disclosure regarding the negotiations as to the transaction structure as well as how Siebel Systems’ board of directors considered the final structure and any alternatives. Please detail whether the negotiations on the structure of the transaction included any consideration of the foregoing. Further, please address where appropriate the reason(s) for the 30 percent threshold, and advise us and/or otherwise address whether the six percent threshold relates in anyway to Mr. Siebel’s ownership of approximately seven percent of Siebel Systems.

Mr. Mark P. Shuman United States Securities and Exchange Commission	3	December 14, 2005

Response: The Parties have revised the text of the Proxy Statement/Prospectus at pages 7, 30, 78 and 79 of Amendment No. 2 in response to the Staff’s comment. The Parties supplementally advise the Staff that the 30% threshold was a product of negotiation: Siebel Systems wanted its stockholders to have the option to receive stock or cash, while Oracle sought to limit the amount of stock that would be issued in the transaction. Once the Parties reached consensus on the maximum percentage of stock that would be issued, there were no material negotiations regarding the transaction structure. Because the amount of cash in the transaction would equal or exceed approximately 70% of the total consideration, the transaction could not be structured on a tax-free basis as a more conventional reorganization (such as a reverse triangular merger or a forward triangular merger). The Parties agreed that the holding company structure was the only appropriate structure given the agreed upon percentage of cash consideration involved in the transaction and the desire for a tax-free transaction. The settled structure did not, however, play a significant role in the negotiations regarding the terms of the transaction. As described in the Proxy Statement/Prospectus, the six percent threshold was the product of negotiation between Siebel Systems and Oracle; the number was large enough to warrant the complexity of a holding company structure, but small enough to make the restructuring of the transaction as a reverse triangular merger unlikely, given the probability that Mr. Siebel would elect stock.

What Siebel Systems Stockholders Will Receive, page 7

3.	Please revise your disclosure in this section to provide an example of the number of shares to be issued on a per share basis using the trading price of the securities as of the latest practicable date and to mention the toll-free number that investors may call to receive the latest exchange ratio information. Please also expressly indicate in your discussion that the conversion ratio represents the actual number of shares of New Oracle common stock to be exchanged for one share of Siebel Systems common stock.

Response: The Parties have revised the text of the Proxy Statement/Prospectus at page 8 of Amendment No. 2 in response to the Staff’s comment.

Selected Historical and Pro Forma Financial Data

Comparative Per Share Data, page 17

4.

We note the revised disclosure made in response to comment no. 16 in our letter dated November 15, 2005. As previously requested, please revise, both here and on page 58, to clearly describe how the assumed conversion

Mr. Mark P. Shuman United States Securities and Exchange Commission	4	December 14, 2005

ratio was determined. In addition, clarify your disclosure here and on page 58 to indicate that, if Siebel Systems’ stockholders holding more than 30 percent of Siebel Systems common stock elect to receive your common stock, the equity consideration will be prorated and no more than 30 percent of the outstanding Siebel Systems common stock may be converted.

Response: The parties have revised the text of the Proxy Statement/Prospectus at pages 18 and 62 of Amendment No. 2 in response to the Staff’s comment.

Risk Factors

The combined company may not realize the anticipated benefits…, page 21

5.	You assert that Oracle’s past integration experience with prior acquisitions would not materially relate to the prospective integration of Siebel Systems as it is a different company. It appears, however, that Oracle’s recent experience in integrating acquisitions may have revealed certain common risks or pitfalls that have befallen such integration efforts. To the extent material, please disclose such common risks and/or pitfalls experienced by Oracle in their recent integration efforts.

Response: The Parties respectfully advise the Staff that Oracle has not experienced any material common risks or pitfalls in its recent integration efforts.

If Oracle cannot obtain the necessary funding to complete the Siebel Systems merger…, page 22

6.	We note that Oracle’s planned acquisition of a majority interest in i-flex solutions may amount to over $900 million. Please revise your risk factor to discuss any risks related to the financing of the Siebel Systems merger in light of Oracle’s commitment to purchase certain shares of i-flex solutions. To the extent material, please also address any other acquisition commitments by Oracle.

Response: The Parties respectfully advise the Staff that Oracle completed the purchase of its proposed ownership interest in i-flex Solutions Limited in November 2005, and therefore Oracle currently does not have any additional binding commitment to purchase shares of i-flex Solutions Limited. In addition, Oracle does not currently have any binding commitments relating to any other material acquisitions. With respect to Oracle, to its knowledge as of the date of this letter, Oracle is not aware of any actual material risks related to the financing of the Siebel Systems merger in connection with these matters.

Mr. Mark P. Shuman United States Securities and Exchange Commission	5	December 14, 2005

Cautionary Statement Regarding Forward-Looking Statements, page 25

7.	Your reference to various no-action letters would appear to support the contention that you are the successor to Oracle and Siebel Systems for Exchange Act reporting purposes after the consummation of the transaction. The letters, however, do not appear to address whether your distribution of securities in this transaction is an initial public offering within the meaning of the Private Securities Litigation Reform Act. Please revise as previously requested or otherwise provide us with further analysis as to the availability of the statutory safe harbor.

Response: The Parties acknowledge that the various no-action letters do not expressly address whether New Oracle’s distribution of securities in this transaction is an initial public offering within the meaning of the Private Securities Litigation Reform Act. However, the Parties believe that their view that the distribution of securities is not an initial public offering is the logical result of the positions taken by the Staff in such no-action letters.

If this transaction were structured with Oracle as the registrant, as would typically be the case in a merger transaction, the distribution of securities would clearly not be an initial public offering. For tax reasons, however, this transaction has been structured as a holding company merger. Notwithstanding this different structure, other than the addition of the new Siebel Systems subsidiary, New Oracle’s business and operations after consummation of the transaction will be unchanged from those of Oracle prior to the consummation of the transaction. In addition, New Oracle will have the same charter, bylaws, directors and officers immediately after the consummation of the transaction as Oracle will have immediately prior to the consummation of the transaction. Just like in the more typical situation, this transaction is a combination of two companies that have been subject to the periodic reporting requirements of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”) for many years. As such, the filing of the registration statement by New Oracle in the currently proposed holding company structure should not be deemed to be an initial public offering. There is no substantive difference between a transaction where Oracle is the registrant and this transaction in which New Oracle is the registrant.

We believe that the positions taken by the Staff in the no-actions letters are consistent with the view that issuances by successor registrants are not initial public offerings. The no-actions letters are explicit with respect to the Staff permitting New Oracle to use Form S-3 and Form S-4 after the consummation of the transaction, permitting New Oracle to fulfill the current public information requirements set forth in Rule 144(c)(1) under the Securities Act of 1933, as

Mr. Mark P. Shuman United States Securities and Exchange Commission	6	December 14, 2005

amended (the “Securities Act), permitting security holders of the predecessor company to forgo filing new Schedule 13D and Schedule 13G statements under the Exchange Act for their holdings in the successor company and permitting successor registrants to avoid re-filing currently effective registration statements on Form S-3, Form S-4 and Form S-8 initially filed by the predecessor registrant. Such exceptions are not available to companies registering their securities in an initial public offering.

The Proposed Transaction

Background of the Transaction, page 26

8.	Notwithstanding your assertion that Oracle stockholders are not required to vote on the transaction in your response to comment no. 26 in our letter dated November 15, 2005, disclosure with respect to the reasons Oracle engaged in the transaction would appear to be material and useful for Siebel Systems’ stockholders when determining whether to accept cash or shares in this transaction. Please revise as appropriate.

Response: The Parties have revised the text of the Proxy Statement/Prospectus at page 44 of Amendment No. 2 in response to the Staff’s comment.

9.	We note your response and revised disclosure with respect to comment no. 29 in our letter dated November 15, 2005. Please elaborate further on the negotiation of the material terms of the merger agreement. For example, discuss the significant proposals and counter-proposals by the parties in negotiating the terms of their respective termination rights and explain the considerations of the parties in determining the termination fees.

Response: The Parties have revised the text of the Proxy Statement/Prospectus at page 31 of Amendment No. 2 in response to the Staff’s comment.

10.	Notwithstanding your response and revised disclosure with respect to comment no. 30 in our letter dated November 15, 2005, we note that Siebel Systems’ board of directors made specific determinations regarding the price per share to continue or discontinue negotiations with Oracle. Please elaborate on the considerations by Siebel Systems’ board of directors in evaluating and masking counter-proposals as to price per share with respect to the ongoing negotiations with Oracle.

Response: The Parties have revised the text of the Proxy Statement/Prospectus at page 31 of Amendment No. 2 in response to the Staff’s comment. We note that

Mr. Mark P. Shuman United States Securities and Exchange Commission	7	December 14, 2005

Proxy Statement/Prospectus describes that the Siebel Systems board made specific determinations regarding whether or not to continue the process with Oracle at various points in the process, some, but not all of which, involved a change in Oracle’s proposed price (see, for example, the executive committee’s determination on July 5, 2005 not to continue to permit Oracle to engage in due diligence in the absence of active negotiations). Price was one component of Siebel Systems’ decision to proceed or terminate discussions with Oracle, but it was not the only consideration, and other relevant factors are described in the Proxy Statement/Prospectus. We supplementally advise the Staff that until the Siebel Systems board of directors approved the proposed transaction with Oracle, the board did not at any time make a formal determination that any particular price or range of prices would be fair to the Siebel Systems stockholders.

Opinion of Siebel Systems’ Financial Advisor, page 32

11.	Your revised disclosure in response to comment no. 32 in our letter dated November 15, 2005 states on page 41 that “the summary of the [fairness] opinion…is qualified by reference to the full text of [Annex B]” and on page 74 that “[t]he following summary describes the material provisions of the merger agreement and is qualified in its entirety by reference to the [merger agreement].” As noted in our prior comment, your disclosure should be materially complete and any qualification of such disclosure is inappropriate. Please revise.

Response: The Parties have revised the text of Amendment No. 2 at page 43 to comply with the Staff’s request.

12.	We note your revised disclosure in response to comment nos. 35 and 38 in our letter dated November 15, 2005. Please elaborate on how the implied transaction multiples and multiples derived from selected transactions assisted Goldman Sachs and Siebel Systems’ board of directors in making their respective conclusions with respect to the merger consideration. In particular, it appears that the implied transaction multiples analysis requires some context to be useful such as other multiples to compare with or an understanding of what multiples are to be expected. No such comparison or discussion is made, however. A similar assessment is applicable to the multiples of selected transactions analysis. Notwithstanding the differing methodologies, it appears that the multiples derived for the selected transactions with respect to revenue and estimated earnings may have some correlation with the implied transaction multiples for revenue and operating income. If so, please elaborate and discuss the differences in methodologies. If not, please elaborate on the meaning of the analyses undertaken.

Mr. Mark P. Shuman United States Securities and Exchange Commission	8	December 14, 2005

Response: With respect to the Staff’s comment about the role of the implied transactions results, the Parties respectfully direct the Staff’s attention to the existing disclosure appearing in the final paragraph under the caption “Implied Transaction Multiples Analysis” on page 37 of Amendment No. 2 in which the Parties have disclosed the following: “The foregoing multiples provide context as to how the various implied values derived from the implied $10.66 per share Siebel Systems merger consideration compare to the estimated financial data for calendar years 2005 and 2006.” [Emphasis added] In other words, the results of these analyses in the form of the multiples appearing in the chart already reflect the effect of the merger consideration upon the various estimated financial data. With respect to the Staff’s comment about the role of the Selected Transaction Analysis, the Parties have revised the text of Amendment No. 2 at page 41 to comply with the Staff’s request.

13.	Notwithstanding your assertion in your response to comment no. 39 in our letter dated November 15, 2005, that Siebel Systems’ board of directors solely considered the overall opinion of Goldman Sachs, we note that each particular analysis undertaken by Goldman Sachs was presented to the board of directors. As such, it would appear that the board of directors made some assessment with respect to each analysis. In particular, we note that on page 30 in which you disclosed the factors the board of directors considered in supporting its decision to approve the transaction the second bulleted item was the premium being paid for shares of Siebel Systems common stock. Please advise and/or otherwise provide disclosure as to how Siebel Systems’ board of directors considered and assessed this lower premium.

Response: Siebel Systems supplementally advises the Staff that the Siebel Systems board of directors took into account the overall presentation of Goldman Sachs and their fairness opinion, but have nonetheless revised the section entitled “Siebel Systems Reasons for the Merger” at page 33 of Amendment No. 2 to highlight this fact and clarify that the premium was one of the factors in that analysis.

Unaudited Pro Forma Condensed Combined Financial Statements, page 59

14.	Your response to comment no. 45 in our letter dated November 15, 2005 indicates that you do not expect to be able to quantify estimated restructuring costs until the completion of the acquisition of Siebel Systems. Please revise your disclosure to provide your current estimate of when the restructuring costs will be recorded.

Mr. Mark P. Shuman United States Securities and Exchange Commission	9	December 14, 2005

Response: The parties have revised the text of the Proxy Statement/Prospectus at page 63 of Amendment No. 2 in response to the Staff’s comment.

Notes to Unaudited Pro Forma Condensed Combined Financial Statements, page 63

15.	We note your reference on page 68 to a third-party valuation. Please revise your registration statement to identify the firm that prepared the valuation and include a consent or remove the reference to the valuation. Refer to Rule 436(b) of Regulation C.

Response: The parties have revised the text of the Proxy Statement/Prospectus at page 72 of Amendment No. 2 in response to the Staff’s comment.

16.	We have read your response to prior comment no. 50 in our letter dated November 15, 2005 and it remains unclear to us how you were able to conclude that the Siebel Systems revenue adjustment will have a continuing impact in accordance with Rule 11 -02(b)(6) of Regulation S-X. In this regard, it appears that “substantially all” of the Siebel Systems deferred revenue balance will be recognized over the short term. Please explain to us why you believe this adjustment will have a continuing impact on the combined entity within the meaning of Rule 11-02. In addition, please explain to us why you believe it was appropriate to include the entire PeopleSoft adjustment considering that only a portion of the deferred revenue balances would be recognized over the long term.

Response: The parties have revised the text of the Proxy Statement/Prospectus at page 75 of Amendment No. 2 in response to the Staff’s comment.

Description of Oracle Capital Stock

Oracle Preferred Stock, page 95

17.	Please elaborate on the purpose for creating and issuing the Series B preferred stock as part of the internal corporate restructuring related to the integration of PeopleSoft.

Response: The Parties’ response to this comment is incorporated into its response to comment No. 18.

18.

With respect to your additional disclosure regarding the recapitalization of the Series B preferred stock into Series C preferred stock for tax purposes, please elaborate further on how such an exchange facilitates the tax results you describe as well as whether the change in redemption

Mr. Mark P. Shuman United States Securities and Exchange Commission	10	December 14, 2005

terms is part of this recapitalization for tax purposes or serves another purpose. Your discussion of this recapitalization appears to establish its materiality for investors and, as a result, the opinion of counsel should address the material tax consequences of the exchange pursuant to Item 601(b)(8) of Regulation S-K.

Response: The Parties agree with the Staff’s comment that inclusion of such discussion implies that such information is material. However, for the reasons stated in the second paragraph of this response, the Parties do not believe that the discussion of the preferred stock and the recapitalization is material. To avoid this implication, the Parties have deleted this information after determining, based on a review of Items 4(a)(3) and 11(a)(3) of Form S-4, that such disclosure is unnecessary because the preferred stock is held entirely by a wholly owned subsidiary of Oracle and is not publicly traded and accordingly is not registered under Section 12 of the Exchange Act.

As noted above, the Parties believe that the Series B preferred stock, the Series C preferred stock and the recapitalization of the Series B preferred stock into the Series C preferred stock are immaterial to investors. Because an indirect wholly-owned subsidiary of Oracle has held and will hold all of the preferred stock, any dividends or redemptions of such preferred stock will not be reflected in Oracle’s consolidated financial statements. Furthermore, the recapitalization is not material to the investors. It has no impact on the tax treatment of the Oracle merger or the Siebel Systems merger to the stockholders. The only purpose of the recapitalization is to prevent the Oracle consolidated group from creating a deferred gain for U.S. federal income tax purposes with respect to the Series B preferred stock. In any event, any tax on such gain would be deferred indefinitely under the consolidated return tax rules (generally, until New Oracle, Oracle, the subsidiary that holds the preferred stock, or the preferred stock itself leaves the consolidated group).

Where You Can Find More Information, page 98

19.	It appears that Oracle’s Form 8-K filed June 27, 2005 and Siebel Systems’ Forms 8-K filed January 11, January 27, February 24 and March 8, 2005 are required to be incorporated by reference but have not been. Please revise to incorporate by reference all filings required by Items 11 and 15 of Form S-4.

Response: The Parties have revised the text of the Proxy Statement/Prospectus at page 102 of Amendment No. 2 in response to the Staff’s comment.

Mr. Mark P. Shuman United States Securities and Exchange Commission	11	December 14, 2005

20.	As noted above, your reference to various no-action letters would appear to support the contention that you are the successor to Oracle and Siebel Systems for Exchange Act reporting purposes after the consummation of the transaction. The letters, however, do not appear to address information required in your prospectus relating to your business combination transaction. Please revise as appropriate or further address our concern as expressed in comment no. 55 in our letter dated November 15, 2005.

Response: The Parties acknowledge that the various no-action letters do not expressly address whether or not New Oracle can incorporate by reference periodic reports filed by Oracle and Siebel Systems before or after the mailing of the Proxy Statement/Prospectus. However the Parties believe that to permit New Oracle to incorporate by reference such filings would be the logical result of positions taken by the Staff in such no-action letters.

If this transaction were structured with Oracle as the registrant, as would typically be the case in a merger transaction, Oracle and Siebel would be able to incorporate by reference their prior Exchange Act filings. For tax reasons, however, this transaction has been structured as a holding company merger. Notwithstanding this different structure, other than the addition of the new Siebel Systems subsidiary, New Oracle’s business and operations after consummation of the transaction will be unchanged from those of Oracle prior to the consummation of the transaction. In addition, New Oracle will have the same charter, bylaws, directors and officers immediately after the consummation of the transaction as Oracle will have immediately prior to the consummation of the transaction. Just like in the more typical situation, this transaction is a combination of two companies that have been subject to the periodic reporting requirements of the Exchange Act for many years. As such, the incorporation by reference by New Oracle of the Exchange Act reports of its predecessor companies in the current Proxy Statement/Prospectus should be permitted. There is no substantive difference between a transaction where Oracle is the registrant and this transaction in which New Oracle is the registrant.

The Parties believe that the positions taken by the Staff in the no-actions letters are consistent with the view that successor registrants may incorporate by reference the prior reporting history of its predecessor companies, whether prior to or after the consummation of this form of holding company merger. The no-actions letters are explicit with respect to the Staff permitting New Oracle to use Form S-3 and Form S-4 after the consummation of the transaction, permitting New Oracle to fulfill the current public information requirements set forth in Rule 144(c)(1) under the Securities Act, permitting security holders of the predecessor company to forgo filing new Schedule 13D and Schedule 13G statements under

Mr. Mark P. Shuman United States Securities and Exchange Commission	12	December 14, 2005

the Exchange Act for their holdings in the successor company and permitting successor registrants to avoid re-filing currently effective registration statements on Form S-3, Form S-4 and Form S-8 initially filed by the predecessor registrant. The Parties believe that such exceptions are available because the Staff recognizes that there is no substantive distinction between the predecessor and successor companies in this form of holding company merger.

The Parties further note that in numerous precedents of similar holding company mergers, including, without limitation, the business combinations of America Online, Inc. and Time Warner Inc., Federal Express Corporation and Caliber System, Inc., World Access, Inc. and NACT Telecommunications, Inc., Commonwealth Energy System and BEC Energy, and Friedman, Billings, Ramsey Group, Inc. and FBR Asset Investment Corporation, the successor registrants incorporated by reference the Exchange Act reports of its predecessor companies.

Siebel Systems, Inc.

Form 10-K for the year ended December 31, 2004

Item 9A. Controls and Procedures, page 68

21.	We note your response to comment no. 64 in our letter dated November 15, 2005. Please advise us whether Siebel Systems’ disclosure controls and procedures were designed to provide reasonable assurance of achieving their objectives as of March 31, 2005, June 30, 2005 and September 30, 2005. Please also advise us whether Siebel Systems’ chief executive officer and chief financial officer concluded that their disclosure controls and procedures were effective at such reasonable assurance level as of December 31, 2004, March 31, June 30 and September 30, 2005.

Response: Siebel Systems supplementally advises the Staff that its disclosure controls and procedures were designed to provide reasonable assurance of achieving their objectives as of March 31, 2005, June 30, 2005 and September 30, 2005. The Parties also advise the Staff that Siebel Systems’ chief executive officer and chief financial officer concluded that their disclosure controls and procedures were effective at such reasonable assurance level as of December 31, 2004, March 31, June 30 and September 30, 2005.

Mr. Mark P. Shuman United States Securities and Exchange Commission	13	December 14, 2005

Form 10-Q for the quarter ended September 30, 2005

Payroll Taxes

22.	We note your response to comment no. 66 in our letter dated November 15, 2005. Clarify for us whether the $10 million accrual represents the low end of a range as contemplated by paragraph 3 of FIN 14. In this regard, we note that Siebel Systems has determined that the penalty should not exceed $20 million. In addition, indicate whether there is at least a reasonable possibility of loss in excess of the $10 million accrual and explain how Siebel Systems has complied with the last paragraph of the interpretive response to Question 2 of SAB Topic 5Y.

Response: In response to the comment, Siebel Systems supplementally advises the Staff that the $10 million accrual referenced in its previous response to comment No. 66 to the Staff’s letter dated November 15, 2005 represents the low end of a range, as contemplated by paragraph 3 of FIN 14.

As noted in its previous response to comment No. 66, based on a preliminary reapplication of payroll tax deposits, Siebel Systems does not believe that a Next-Day Deposit Penalty would exceed $20 million. Siebel Systems further notes that it is unable to perform a final reapplication until it receives certain “base data” from the IRS. Without this “base data” for reapplication of payments, it is unable to estimate the high end of any reasonable possibility of loss other than the $60.8 million assessment from the IRS, which has been disclosed.

As such, Siebel Systems believes that this disclosure is in compliance with the last paragraph of the interpretive response to Question 2 of SAB Topic 5Y.

Oracle Corporation

Form 10-K for the year ended May 31, 2005

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 22

23.	We have read your response to comment no. 69 in our letter dated November 15, 2005 and we do not concur with your conclusions regarding the adequacy of Oracle’s existing disclosure of the impact that various factors have had on certain revenue and expense items.

Mr. Mark P. Shuman United States Securities and Exchange Commission	14	December 14, 2005

With respect to the impact of the PeopleSoft acquisition, you indicate that it is not possible to determine how much PeopleSoft license revenues would have been realized had the acquisition not occurred. As a result, you believe that separating PeopleSoft product revenues from overall Oracle product revenues would not provide a meaningful quantification of organic versus acquisition-related growth. While it may not be possible to determine how much revenue PeopleSoft would have realized with respect to PeopleSoft products had the acquisition not occurred, it seems fairly clear how much revenue Oracle would have recorded with respect to PeopleSoft products had the acquisition not occurred.

We note that PeopleSoft’s stand-alone revenues represented approximately 25 percent of Oracle’s revenues based on each registrant’s filings on Form 10-Q prior to the acquisition. In view of this, it appears that more detailed information, including quantification, of the impact of this acquisition is necessary to an understanding of Oracle’s business as a whole.

With respect to the other items identified in your response, including improved sales force execution, strengthening competitive position and a stronger economy, you indicate that there is no way to quantify the precise impact of each factor. Given this, it is not clear how Oracle was able to determine whether, and to what extent, these factors materially impacted their reported results.

In view of these concerns, further explain to us why you believe Oracle’s existing disclosure complies with the requirements of Item 303(a)(3) of Regulation S-K, as interpreted by Release No. 33-6835. Alternatively, revise Oracle’s presentation to address the matters discussed above.

Response: Oracle will amend its 10-K and 10-Q in response to the Staff’s comment.

Supplemental Non-GAAP Financial Measures, page 24

24.	We have read your response to comment no. 70 in our letter dated November 15, 2005 and it is unclear to us whether Oracle intends for the non-GAAP financial measures to be used by investors as a measure of liquidity or performance. In this regard, we note that you indicate the exclusion of amortization of intangible assets and stock-based compensation enables investors to evaluate Oracle’s cash earnings and performance. Please clarify for us whether this is a measure of liquidity or performance.

Mr. Mark P. Shuman United States Securities and Exchange Commission	15	December 14, 2005

Response: Oracle intends for investors to use its non-GAAP financial measures as measures of financial performance.

25.	Your response to comment no. 70 in our letter dated November 15, 2005 acknowledges that labeling recurring items as non-recurring is impermissible under Question 9 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures (FAQ). Additionally, your response notes that Oracle has not labeled any of the charges excluded from non-GAAP net income as non-recurring. However, Question 9 of the FAQ also indicates that presenting a non-GAAP financial measure that eliminates recurring charges will depend on all the facts and circumstances. If there is a past pattern of the charges, no articulated demonstration that such charges will not continue, and no other unusual reason that Oracle can substantiate to identify the special nature of the charge, it would be difficult for Oracle to meet the burden of disclosing why the non-GAAP financial measure is useful to investors. Similarly, Question 8 of the FAQ indicates that, while there is no per se prohibition against removing a recurring item, you must meet the burden of demonstrating the usefulness of any measure that excludes recurring items, especially if the non-GAAP measure is used to evaluate performance. Such measures more likely would be permissible if Oracle reasonably believes that the financial impact of the item will disappear or become immaterial within a near-term finite period. In addition, we believe additional disclosures are required, including:

•	why the adjustments are necessary to enhance an overall understanding of Oracle’s past financial performance and prospects for the future and why the excluded items should not be considered;

•	why the adjustments provide both management and investors with a more complete understanding of underlying operational results, trends and marketplace performance and why the excluded items should not be considered;

•	the material limitations associated with the use of the non-GAAP financial measures;

•	the manner in which management compensates for the limitations when using the non-GAAP measures; and

•	the substantive reasons why Oracle believes the non-GAAP financial measures provide useful information to investors.

Mr. Mark P. Shuman United States Securities and Exchange Commission	16	December 14, 2005

Please note that we believe Oracle’s disclosures should provide detailed information regarding each exclusion from the GAAP information. In addition, Oracle should specifically define any references to items such as “underlying operational results,” “core performance” and “base performance” as companies and investors may differ as to what these terms represent and how each should be determined. We may have further comment.

Response: Oracle will amend its 10-K and 10-Q in response to the Staff’s comment.

Provision for Income Taxes, page 36

26.	We have read your response to prior comment no. 72 in our letter dated November 15, 2005 and it is unclear to us how Oracle has concluded that “effective tax rate excluding significant items” is not a non-GAAP measure. Please explain to us how Oracle has considered the definition of a non-GAAP measure in Item 10(e)(2) of Regulation S-K.

Response: Oracle will amend its 10-K and 10-Q in response to the Staff’s comment.

Quarterly Results of Operations, page 40

27.	We have read your response to prior comment no. 73 in our letter dated November 15, 2005 and believe that, at a minimum, Oracle is required to report cost of revenue as described in Question 3 of SAB Topic 6.G.1. Please revise Oracle’s presentation to comply.

Response: Oracle will amend its 10-K and 10-Q in response to the Staff’s comment.

Item 9A. Controls and Procedures, page 53

28.

We note your response to comment no. 78 in our letter dated November 15, 2005. Notwithstanding your assertion that Oracle has made adequate disclosure regarding the design and effectiveness of their disclosure controls and procedures, the subsequent discussion regarding the inherent limitations of such controls serves to qualify the preceding disclosure and conclusion with respect to the design and effectiveness of Oracle’s disclosure controls and procedures. In particular, the discussion notes that “no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have

Mr. Mark P. Shuman United States Securities and Exchange Commission	17	December 14, 2005

been detected” and that “there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.”

Pursuant to our guidance under Section IIF.4 of Release No. 33-8238, in such instances where disclosure is made that there is “no assurance” that disclosure controls and procedures will operate effectively in all circumstances, we have requested clarification as to whether such disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and to set forth, if true, the conclusions of the principal executive and principal financial officers that the controls and procedures are, in fact, effective at the “reasonable assurance” level. Accordingly, please advise us whether Oracle’s disclosure controls and procedures were designed to provide reasonable assurance of achieving their objectives as of May 31 and August 31, 2005. Please also advise us whether Oracle’s chief executive officer and chief financial officer concluded that their disclosure controls and procedures were effective at such reasonable assurance level as of May 31 and August 31, 2005.

Response: Oracle supplementally advises the Staff that Oracle’s disclosure controls and procedures were designed to provide reasonable assurance of achieving their objectives as of May 31 and August 31, 2005 and that Oracle’s chief executive officer and chief financial officer concluded that their disclosure controls and procedures were effective at such reasonable assurance level as of May 31 and August 31, 2005.

* * * * *

Mr. Mark P. Shuman United States Securities and Exchange Commission	18	December 14, 2005

If you have any questions regarding Amendment No. 2 or the responses herein provided, please call the undersigned at (650) 752-2003.

Sincerely,

/s/ William M. Kelly
William M. Kelly

Enclosures

cc w/ enc:	Barbara Jacobs
Mark Kronforst
Chris Davis
Daniel Lee
(Securities and Exchange Commission)

Daniel Cooperman

(Oracle Corporation)

George T. Shaheen

(Siebel Systems, Inc.)

Eric C. Jensen

(Cooley Godward LLP)